FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2017

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 3 November 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	2 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.2	Stock Exchange announcement dated	9 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.3	Stock Exchange announcement dated	16 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.4	Stock Exchange announcement dated	24 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.5	Stock Exchange announcement dated	31 October 2017	entitled	‘Transaction in Own Shares’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

2 October 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   25 September – 29 September 2017

Number of ordinary shares purchased:    1,963,591

Highest price paid per share:       EUR 49.6150

Lowest price paid per share:EUR 48.8850

Volume weighted average price paid per share:EUR 49.3539

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 25 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.3493	519,597
BATS	49.3640	82,849
Chi-X	49.3740	83,329
Turquoise	49.2307	13,621

Tuesday 26 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.4684	222,427
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 27 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.3738	326,578
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 28 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.3122	710,569

BATS	49.1997	4,621
Chi-X	---	---
Turquoise	---	---

Friday 29 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

9 October 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   2 October – 6 October 2017

Number of ordinary shares purchased:    577,627

Highest price paid per share:       EUR 50.2700

Lowest price paid per share:EUR 49.9550

Volume weighted average price paid per share:EUR 50.0893

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 2 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 3 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 4 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 5 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 6 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.0893	577,627
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table  (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

16 October 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   9 October – 13 October 2017

Number of ordinary shares purchased:    896,115

Highest price paid per share:       EUR 52.0300

Lowest price paid per share:EUR 49.9900

Volume weighted average price paid per share:EUR 51.1167

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 9 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.9982	36,496
BATS	---	---
Chi-X	---	---

Turquoise	---	---

Tuesday 10 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.0443	185,587
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 11 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.3289	21,078
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 12 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.8601	202,954
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 13 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	51.8023	450,000
BATS	---	---

Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table  (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

23 October 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   16 October – 17 October 2017

Number of ordinary shares purchased:    1,129,008

Highest price paid per share:       EUR 52.2800

Lowest price paid per share:EUR 51.5600

Volume weighted average price paid per share:EUR 51.8502

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 16 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	51.9453	550,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 17 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	51.7599	579,008
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table   (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.5:

TRANSACTIONS IN OWN SECURITIES

31 October 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   23 October – 27 October 2017

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 23 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---

Chi-X	---	---
Turquoise	---	---

Tuesday 24 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 25 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 26 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 27 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---

BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table  (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844